AMENDMENT
TO THE
OPTION AGREEMENT
Between
Cornerstone Pharmaceuticals, Inc.
And
Sam Weisberger

THIS AMENDMENT TO THE OPTION AGREEMENT between Cornerstone Pharmaceuticals, Inc., and Sam Weisberger dated October 2003 (the "Amendment") is entered into this 29 day of October, 2004, by the parties thereto.

WHEREAS, the parties hereto are party to that certain OPTION AGREEMENT dated October 2003; and

WHEREAS, the parties hereto desire to amend such OPTION AGREEMENT.

NOW THEREFORE, in consideration of the mutual covenants and promises set forth in this Amendment, the parties agree as follows:

1. The header shall be amended to read as follows:
OPTION AGREEMENT, dated as of October, 2003, by and between CORNERSTONE PHARMACEUTICALS Inc., a New York corporation, having its offices at 570 Seventh Avenue, Suite 500, New York, NY 10018 (the "**Company**"), and Sam Weisberger, an individual residing at 4608 15th Avenue, Brooklyn, NY 11219 ("**Holder**").

2. Section 1 (i) shall be amended to read as follows:
Each Class A Option (the "Class A Option") is exercisable to purchase a unit consisting of 2.5 shares of Common Stock (the "Class A Option Shares") and one Class B Option (the "Class B Option") at an exercise price of $1.10 per share ($2.75 per option) (the "Class A Option Exercise Price") (subject to adjustment), at any time and from time to time (the "Class A Option Exercise Period"), commencing on the date of issuance of the Class A Option and ending on the ending on the latter of the (a) date which is 180 days immediately following the closing of an IPO or a Trading Date or (b) 12 months from the execution of this Amendment (the "Class A Option Expiration Date")

3. Section 1(ii) shall be amended to read as follows:
Each Class B Option (the "Class B Option") is exercisable to purchase 2.5 shares of Common Stock (the "Class B Option Shares"), at an exercise price of $1.25 per share ($3.125 per option) (the "Class B Option Exercise Price") (subject to adjustment), at any time and from time to time (the "Class B Option Exercise Period"), commencing on the date of issuance of the Class B Option and ending on the date which is 180 days immediately following the Class A Option Expiration Date (the "Class B Option Expiration Date")

4. This Amendment shall be construed and enforced in accordance with the laws of the State of New York, without regard to principles of conflict of law.

5. This Amendment may be executed in counterparts and all counterparts so executed shall constitute one agreement binding on all parties hereto, notwithstanding that all parties are not signatory to the original or same counterpart.

6. Except as herein otherwise provided to the contrary, this amendment shall be binding and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

IN WITNESS WHEREOF, the undersigned have executed and acknowledged this Amendment as of the day and year written above.

By: ________________

Name: Sam Weisberger

Dated: [illegible]/2004

By: ________________

Name: Robert Shorr
Company:
Cornerstone Pharmaceuticals, Inc.
Title: President and Chief Executive Officer